Ardmore Shipping to Host Investor and Analyst Event on May 24, 2017

HAMILTON, Bermuda, May 10, 2017 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that it will host an investor and analyst meeting on Wednesday, May 24 at 12:00 P.M. Eastern Time in New York City.

At the event, entitled "Global Refined Petroleum Products Developments: Implications for Tanker Demand," Ardmore management will provide an update on the key developments and trends driving the refined products market, as well as Ardmore's strategy for maximizing the value of its strong balance sheet and high-quality fleet of modern MR product and chemical tankers.

Additionally, Kristine Petrosyan, Senior Energy Analyst at the Paris-based International Energy Agency (IEA), will provide commentary on global refinery output, OECD and non-OECD product inventories, and their impact on the MR sector.

A live webcast of the presentation and slides will be available to the public on the Investor Relations section of Ardmore's website at www.ardmoreshipping.com. Please allow extra time prior to the presentation to visit the site and download the necessary software required to listen to the internet broadcast. The webcast will also be archived on the Company's website.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product / chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product / chemical tankers, building key long-term commercial relationships and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Investor Relations Enquiries:

The IGB Group
Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com